Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                             Date: June 14, 2004


         The following advertisements will be published in English at various times in the Wall Street Journal - Europe and the Financial Times (European Edition) beginning on June 14, 2004 through June 30, 2004. French and German language versions of these advertisements will appear in various French and German publications during the same period.

         In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus and prospectus supplement relating to the revised offer, the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.


                                     * * * *

        [Image of a handwritten reminder note posted on a car dashboard]

              [In handwriting] Tender Aventis shares before June 30

                  It means benefiting from a 31.4% premium (1).
             It also means making it possible for European research
                       to be among the best in the world.

This project, based on a growth strategy, should create value for the shareholders of both groups. By tendering your Aventis shares in Sanofi-Synthelabo's offer, you will benefit from a premium of 31.4% (1) and will also become a shareholder of a group able to deliver strong, lasting and profitable growth. With sales of more than 25 billion euros (2), Sanofi-Aventis, the result of the combination of the two groups, will have a worldwide presence, particularly in the USA, while remaining strongly anchored in Europe - especially in France and in Germany. You can become a Sanofi-Aventis shareholder, thus helping to create the world's third largest pharmaceutical group, and the no. 1 in Europe.

[Highlighted in a box]

--------------------------------------------------------------------------------
The terms of the offer which has been recommended by the Aventis Management Board and Supervisory Board are (3):
o Standard entitlement: 5 Sanofi-Synthelabo shares and 115.08 euros in cash for 6 Aventis shares.
o All-stock election: 1.16 Sanofi-Synthelabo shares for each Aventis share.
o All-cash election: 68.11 euros in cash for each Aventis share.
--------------------------------------------------------------------------------

            Sanofi-Synthelabo's agreed offer to Aventis shareholders
            --------------------------------------------------------
                             BECAUSE HEALTH MATTERS

Free No. 00 800 00 07 58 76                            www.sanofi-synthelabo.com

In accordance with article 7 of the COB rule no. 2002-04, this advertisement was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the revised offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis which has been granted visa number 04-510 by the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

This advertisement does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities nor shall there be any sale or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

(1) Based on the terms of the offer before adjustment for the payment of the Aventis dividend, and on the average closing prices of Sanofi-Synthelabo and Aventis shares, weighted by volume, on the First Market of Euronext Paris during the one-month period ended January 21, 2004. Based on the closing prices of Sanofi-Synthelabo and Aventis shares on the First Market of Euronext Paris on June 10, 2004, the premium amounts to 0.10% (based on the terms of the offer before adjustment for the payment of the Aventis dividend) and 0.10% (after giving effect to the adjustment for the payment of the Aventis dividend)
(2)  2003 data.
(3) The terms of the offer shown reflect the adjustment related to the Aventis dividend of (euro)0.82 per share, which has an ex-dividend date before the settlement date of the offer.

                                     * * * *

      [Image of a handwritten reminder note posted on a refrigerator door]

              [In handwriting] Tender Aventis shares before June 30

                  It means benefiting from a 31.4% premium (1).
              It also means creating a major group serving health.

You can become a Sanofi-Aventis shareholder, helping to create the world's third largest pharmaceutical group, and the no. 1 in Europe. With sales of more than 25 billion euros, 4 billion euros devoted to research and a substantial drug portfolio (2), Sanofi-Aventis will be able to offer an even more effective response to patients' needs by making new treatments accessible through a large worldwide distribution network. By tendering your Aventis shares in Sanofi-Synthelabo's offer, you will benefit from a 31.4% premium (1) and will take part in a major industrial project: the creation of a group able to deliver strong, lasting and profitable growth while serving health.

[Highlighted in a box]

--------------------------------------------------------------------------------
The terms of the offer which has been recommended by the Aventis Management Board and Supervisory Board are (3):
o Standard entitlement: 5 Sanofi-Synthelabo shares and 115.08 euros in cash for 6 Aventis shares.
o All-stock election: 1.16 Sanofi-Synthelabo shares for each Aventis share.
o All-cash election: 68.11 euros in cash for each Aventis share.
--------------------------------------------------------------------------------

            Sanofi-Synthelabo's agreed offer to Aventis shareholders
            --------------------------------------------------------
                             BECAUSE HEALTH MATTERS

Free No. 00 800 00 07 58 76                            www.sanofi-synthelabo.com

In accordance with article 7 of the COB rule no. 2002-04, this advertisement was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the revised offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis which has been granted visa number 04-510 by the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

This advertisement does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities nor shall there be any sale or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

(1) Based on the terms of the offer before adjustment for the payment of the Aventis dividend, and on the average closing prices of Sanofi-Synthelabo and Aventis shares, weighted by volume, on the First Market of Euronext Paris during the one-month period ended January 21, 2004. Based on the closing prices of Sanofi-Synthelabo and Aventis shares on the First Market of Euronext Paris on June 10, 2004, the premium amounts to 0.10% (based on the terms of the offer before adjustment for the payment of the Aventis dividend) and 0.10% (after giving effect to the adjustment for the payment of the Aventis dividend)
(2)  2003 data.
(3) The terms of the offer shown reflect the adjustment related to the Aventis dividend of (euro)0.82 per share, which has an ex-dividend date before the settlement date of the offer.

                                     * * * *

       [Image of a handwritten reminder note posted on a computer monitor]

              [In handwriting] Tender Aventis shares before June 30

                  It means benefiting from a 31.4% premium (1).
                 It also means giving research a new dimension.

You can become a Sanofi-Aventis shareholder, helping to create the world's third largest pharmaceutical group and the no. 1 in Europe. Sanofi-Aventis will have the advantage of a substantial drug portfolio giving it strong positions in high-growth therapeutic areas: cardiovascular, thrombosis, cancer, diabetes, central nervous system, internal medicine and vaccines. By combining strengths and talents, Sanofi-Aventis, with sales of more than 25 billion euros, 4 billion euros devoted to research and more than 13,000 researchers (2), should be able to make progress in health in the service of patients. By tendering your Aventis shares in Sanofi-Synthelabo's offer, you will take part in a major industrial project: the creation of a group able to deliver strong, lasting and profitable growth while serving health.

[Highlighted in a box]

--------------------------------------------------------------------------------
The terms of the offer which has been recommended by the Aventis Management Board and Supervisory Board are (3):
o Standard entitlement: 5 Sanofi-Synthelabo shares and 115.08 euros in cash for 6 Aventis shares.
o All-stock election: 1.16 Sanofi-Synthelabo shares for each Aventis share.
o All-cash election: 68.11 euros in cash for each Aventis share.
--------------------------------------------------------------------------------


            Sanofi-Synthelabo's agreed offer to Aventis shareholders
            --------------------------------------------------------
                             BECAUSE HEALTH MATTERS

Free No. 00 800 00 07 58 76                            www.sanofi-synthelabo.com

In accordance with article 7 of the COB rule no. 2002-04, this advertisement was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the revised offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis which has been granted visa number 04-510 by the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

This advertisement does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities nor shall there be any sale or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

(1) Based on the terms of the offer before adjustment for the payment of the Aventis dividend, and on the average closing prices of Sanofi-Synthelabo and Aventis shares, weighted by volume, on the First Market of Euronext Paris during the one-month period ended January 21, 2004. Based on the closing prices of Sanofi-Synthelabo and Aventis shares on the First Market of Euronext Paris on June 10, 2004, the premium amounts to 0.10% (based on the terms of the offer before adjustment for the payment of the Aventis dividend) and 0.10% (after giving effect to the adjustment for the payment of the Aventis dividend)
(2)  2003 data.
(3) The terms of the offer shown reflect the adjustment related to the Aventis dividend of (euro)0.82 per share, which has an ex-dividend date before the settlement date of the offer.